FROM (MON)AUG 29 2011 10:15/ST. 10:14/No. 7520651743 P 2


11008126

RECEIVED
AUG 29 2011

Amendment to the Offering Circular

Sequoia Royalty, LLC
(a Delaware limited liability company)

This Amendment to Offering Circular, dated August 26, 2011 (this "Amendment"), must be read in conjunction with the Offering Circular of Sequoia Royalty, LLC dated August 11, 2011 (the "Circular") as a comprehensive document. The information in this Amendment updates and supersedes inconsistent information in the Circular which is otherwise specifically incorporated herein. Subscribers are urged to review the Circular and this Amendment carefully.

The Circular is hereby amended and supplemented to include the following delaying notation.

> **This offering statement shall only be qualified upon order of the SEC, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A under the Securities Act.**

Capitalized terms not defined herein shall have the meaning ascribed to them in the Circular.

This Amendment must be read in conjunction with the Sequoia Royalty, LLC Circular dated August 11, 2011.

Received SEC
AUG 29 2011
Washington, DC 20549

Sequoia Royalty, LLC
By: Kingvale Capital, Inc., its Manager

By: Louis Petrossi
Louis Petrossi, its President